UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2004

VENTURE FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Washington	**0-24024**	**91-1277503**
(State or Other Jurisdiction of Incorporation or Organization	(Commission File Number)	(I.R.S. Employer Identification Number)

721 College St SE
Lacey, Washington 98503
(Address of Principal Executive Offices)(Zip Code)

(360) 459-1100
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Item 5.   OTHER EVENTS

On March 11, 2004, Venture Financial Group, Inc., parent company of Venture Bank, issued a press release announcing the bank's pending acquisition of Washington Asset Management Company Tacoma, LLC, a financial services and wealth management company. All information in the press release, attached as Exhibit 99.1, is not filed but considered furnished pursuant to Regulation FD.

Item 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

        (a)   Financial statements. - not applicable

        (b)   Pro forma financial information. - not applicable

        (c)   Exhibits.

            99.1   Press Release dated March 11, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTURE FINANCIAL GROUP, INC.

(Registrant)

Dated: March 16, 2004   By: /s/ Leigh A. Baxter
                                                 Leigh A. Baxter, Corporate Secretary

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

Contact: Cathy Reines
Chief Financial Officer
360.459.1100

VENTURE BANK TO ACQUIRE WASHINGTON ASSET MANAGEMENT TACOMA, LLC

New Company Will Enhance Bank's Services, Expand Regional Presence

Olympia, Wash., March 11, 2004 - Venture Financial Group, Inc., parent company of Venture Bank (www.venture-bank.com), today announced it will acquire Washington Asset Management Company Tacoma, LLC, a financial services and wealth management company. The acquired firm will be consolidated with Venture Bank's existing Venture Investment Services, which already manages some $60 million in assets to form Venture Wealth Management, a wholly owned subsidiary of Venture Bank.

The announcement closely follows Venture Financial Group's earlier report of record quarterly and annual income increases for 2003.

"The acquisition of a highly-respected Pierce County financial services firm is an important landmark for Venture Bank and its employees, shareholders and customers," said Jon M. Jones, President. "It underscores our commitment to growth not just in terms of record earnings and other financial metrics, but in the breadth and depth of our services to customers across an expanding region."

"Our decision to become a part of the Venture family was strongly influenced by our similar cultures and values, as well as the autonomy with which will be entrusted to conduct daily operations," said Nita N. Sell, principal, who will become CEO & President of Venture Wealth Management. "Our focus will not be on the product or the transaction, but on the life goals of our clients and a lasting relationship based on mutual trust."

Jon M. Jones, President of Venture Bank, agreed. "What's most exciting about this acquisition, as we head into a new year and a rebounding national economy, is that it reaffirms our mission and brand promise as they're applied to new challenges," said Jones. "Our commitment to lasting customer will be the foundation for future success. This latest acquisition carries that commitment forward."

Washington Asset Management was formed in Tacoma in 2002 by Ms. Sell and Jeffery Kendall, both of whom are licensed financial advisors.

Mrs. Sell is a Certified Financial Planner with nearly 30 years of experience. She received her Bachelors and Masters degrees from the State University of New York at Stony Brook. Previous to co-founding Washington Asset Management with Mr. Kendall, she held a variety of positions with other major financial services companies. An active Rotarian, she will become president of the Rotary Club of Tacoma in July of 2005.

Mr. Kendall will serve as Senior Vice President and Sales Manager for Venture Wealth Management. He received his Bachelors degree from the Universidad Catolica de Chile. Previous to co-founding Washington Asset Management with Ms. Sell, he served in a variety of positions with several major financial services firms. Mr. Kendall is active both in the Rotary Club of Tacoma and the Tacoma-Pierce County Chamber of Commerce.

The acquisition will compliment Venture Bank's existing department, which has four licensed financial advisors serving clients from offices in Pierce, Thurston, Grays Harbor, and Lewis Counties

Cathy Reines, CFO of both Venture Bank and Venture Financial Group, will serve in the same position with Venture Wealth Management.

Completion of the acquisition is expected by March 31, 2004. Financial details of the acquisition were not disclosed.

Venture Financial Group, through its wholly owned subsidiary, Venture Bank, has 20 offices in four western Washington counties and offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products and other banking services. Further information about the Bank may be found on the Internet at www.venture-bank.com.